Filed by Suffolk Bancorp

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Suffolk Bancorp

(Commission File No. 001-37658)

PRESS RELEASE

FOR IMMEDIATE RELEASE

Investor and Press Contact:	Brian K. Finneran Executive Vice President & Chief Financial Officer (631) 208-2400

4 West Second Street
Riverhead, NY 11901
invest@scnb.com

All Three Leading Proxy Advisory Firms Recommend that Suffolk Bancorp Shareholders

Vote FOR the Merger between Suffolk Bancorp and People’s United Financial, Inc.

RIVERHEAD, NY – September 29, 2016 – Suffolk Bancorp (“Suffolk”) (NYSE:SCNB) today announced that the three leading proxy advisory firms, Institutional Shareholder Services Inc. (“ISS”), Glass, Lewis & Co. (“Glass Lewis”) and Egan-Jones Proxy Services (“Egan-Jones”) have each independently recommended that Suffolk shareholders vote FOR the adoption of the agreement and plan of merger (the “merger agreement”) between Suffolk and People’s United Financial, Inc. (“People’s United”). Suffolk’s Special Meeting of Shareholders will be held on October 13, 2016.

In reaching their recommendations that Suffolk shareholders vote FOR the adoption of the merger agreement, each of ISS, Glass Lewis and Egan-Jones thoroughly analyzed the transaction along with the merits and risks of other alternatives that may be available to Suffolk shareholders.

Howard C. Bluver, President and Chief Executive Officer of Suffolk, said “We are pleased that ISS, Glass Lewis and Egan-Jones have each recognized the strategic logic of our proposed transaction and the value it offers to Suffolk shareholders. We hope to receive our shareholders’ support for the merger at our Special Meeting of Shareholders on October 13, 2016.”

In reaching their various conclusions, the proxy advisory firms noted that:

•	“The transaction warrants shareholder support given the substantial premium to the unaffected share price, robust auction process, the strategic rationale, and the downside risk of non-approval.” (ISS)
•	“Strategically, the proposed transaction will create a larger and more diversified financial institution with broader geographic coverage and opportunities to achieve cost synergies…[W]e believe the proposed transaction is in the best interests of shareholders.”(Glass Lewis)
•	“[We view] the proposed transaction to be a desirable approach in maximizing shareholder value. After careful consideration, we believe that approval of the merger agreement is in the best interests of the Company and its shareholders and its advantages and opportunities outweigh the risks associated to the transaction.”(Egan-Jones)

Under the terms of the merger agreement, Suffolk shareholders will receive 2.225 shares of People’s United common stock for each share of Suffolk common stock. The receipt of People’s United common stock by Suffolk shareholders is expected to be tax-free.

About Suffolk Bancorp

Suffolk Bancorp (NYSE: SCNB) is a one-bank holding company that provides commercial banking and financial services through Suffolk County National Bank (“SCNB”), its wholly owned subsidiary. Founded in 1890, SCNB is headquartered in Riverhead, NY and serves the Long Island market, incorporating Long Island’s East End, western Suffolk, and Nassau counties as well as Manhattan and the other Boroughs. SCNB is a nationally chartered commercial bank offering a full range of products and services including deposit accounts, commercial, multi-family and consumer lending, residential mortgages, cash management, and investment services.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in People’s United’s and Suffolk’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Suffolk shareholders on the expected terms and schedule, and including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Suffolk business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of People’s United’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes; capital management activities; litigation; increased capital requirements, other regulatory requirements or enhanced regulatory supervision; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving People’s United and Suffolk. People’s United has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Suffolk and a prospectus of People’s United, and each party may file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus has also been sent to Suffolk shareholders seeking the required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Before making any voting or investment decision, investors and security holders of Suffolk are urged to carefully read the entire registration statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by People’s United and Suffolk with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by People’s United may be obtained free of charge from People’s United at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information,” and the documents filed by Suffolk may be obtained free of charge from Suffolk at www.scnb.com under the tab “Investor Relations” and then under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from People’s United upon written request to People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, or by calling (203) 338-4581, or from Suffolk upon written request to Suffolk Bancorp, 4 West Second Street, Riverhead, New York 11901, Attn: Investor Relations, or by calling (631) 208-2400.

People’s United and Suffolk and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Suffolk in favor of the approval of the merger. Information regarding People’s United’s directors and executive officers is contained in People’s United’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 11, 2016, which are filed with the SEC. Information regarding Suffolk’s directors and executive officers is contained in Suffolk’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 6, 2016, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus. Free copies of these documents may be obtained as described in the preceding paragraph.